Confidential Treatment Requested by Pfizer Inc.

Pfizer Inc. 235 East 42nd Street New York, N.Y. 10017-5755

April 27, 2011

CERTAIN INFORMATION IN THIS LETTER IS OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY PFIZER INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention: Jim B. Rosenberg

Re:	Pfizer Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-03619

Dear Mr. Rosenberg:

Pfizer Inc. (“Pfizer” or “we") is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 13, 2011, with respect to Pfizer’s Form 10-K filed with the Commission on February 28, 2011 for the fiscal year ended December 31, 2010 (SEC File No. 001-03619) (the “Form 10-K”).

Set forth below is the heading and text of each comment followed by our response.

General

1.
We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Response

We are awaiting any further comments you may have after your review of the Part III information in our Form 10-K.

Confidential Treatment Requested by Pfizer Inc.

Exhibit 13
Financial Review
Product Developments – Biopharmaceutical, page 28

2.	In order to help us evaluate your disclosure about your research and development activities, please provide us with the following information:

●	The description of research and development process for each of your segments. Clarify whether FDA approval is required for the products derived from the Diversified segment;

●
Research and development expenses incurred during 2010 and 2009 by segment; Additionally, please clarify why you do not provide information surrounding research and development activities relating to the Diversified segment;

●
For each segment requiring FDA approval, the breakout of research and development expense incurred during 2010, if practicable, by development phase (i.e. preclinical, phase 1, phase 2, phase 3) and by therapeutic class;

●	For those late phase development projects on pages 29 to 31, please tell us the following:

o	The projects pending FDA approval at December 31, 2010 and 2009 but are not listed in the tables on pages 29 and 30 and why.

o	Why the tables on page 31 do not appear to include all of the 24 programs in Phase III indicated on page seven of the Form 10-K.

o	The month and the year that each project listed on page 31 entered Phase III;

o	The projects in phase III at December 31, 2009 not listed in the tables on page 29 to 31 and why.

o	The significant patents associated with each late phase development project listed in the tables on page 29 to 31 and their expiration dates.

Response

●	The description of research and development process for each of your segments. Clarify whether FDA approval is required for the products derived from the Diversified segment;

Biopharmaceutical
Research and Development expense for our Biopharmaceutical segment constitutes approximately 89% of our total R&D spending for the year ended December 31, 2010.

For the Biopharmaceutical segment, as all aspects of this business are highly regulated, a general description of the research and development process within the biopharmaceutical industry would adequately and accurately describe our research and development process. Notwithstanding the complexity of the process, which is characterized by high cost and high rates of failure, for any compound to be approved for use in the human patient population, it must pass through several phases of research and development, all of which are designed to assess safety and efficacy.

Confidential Treatment Requested by Pfizer Inc.

The phases of development are as follows and are uniform throughout the industry:

●	Pre-Clinical – experiments to establish that it is safe to test the candidate in humans; testing is focused on determining the toxicological and pharmacological parameters in animals.

●
Phase I Clinical Trials – first human testing; subjects are generally healthy; trial groups are small; testing is focused on determining the pharmacokinetic and pharmacodynamic parameters in humans and on providing an initial assessment of safety and, to the extent possible, efficacy.

●
Phase II Clinical Trials – human testing; subjects are generally affected by the targeted condition; trial groups are still relatively small; testing is focused on determining the appropriate dose and evaluating the effectiveness of the medicine.

●	Phase III – human testing; subjects are generally affected by the targeted condition; trial groups are very large; testing is focused on the benefit/risk assessment of the compound.

●	Registration – the request for approval from the applicable in-country regulatory agency. The applicable in-country regulatory agencies are:

o	In the U.S., we file a New Drug Application (NDA) or, for a new indication for an already approved product, a Supplemental Drug Application, with the U.S. Food and Drug Administration (FDA).

o	In Europe, we file a Market Authorization Application (MAA) with the European Agency for the Evaluation of Medicinal Products (EMEA).

o	In the rest of the world, we comply with appropriate processes mandated by the local regulatory authorities.

●	Approval – receipt of approval from the applicable in-country regulatory agency.

●	Phase IV – post-marketing studies that are sometimes conducted after regulatory approval to assess the long-term risks, benefits, and optimal use of the compound.

As noted above, all participants in the biopharmaceutical industry follow the same process and are regulated by the same agencies.

Diversified
Research and Development expense for our Diversified segment constitutes approximately 5% of our total R&D spending for the year ended December 31, 2010.

Within this segment, all four business units, Consumer Healthcare, Animal Health, Nutrition and Capsugel, are subject to government regulation.

●	Consumer Healthcare products are subject to various U.S. regulations:

o
Products deemed by the FDA to be traditional pharmaceutical products (e.g., analgesics, such as the Advil brand of ibuprofen) require registration under an Investigational New Drug Application (IND) followed by a New Drug Application (NDA). Products in this category require FDA review and approval before commercialization in the U.S.

o
Products containing certain active ingredients (e.g., dextromethorphan or phenylephrine in cough/cold products such as Robitussin and Dimetapp) are subject to U.S. regulations governing the commercialization of over-the-counter (OTC) drugs. Such products can be legally marketed without FDA review and approval, as long as the products are in compliance with OTC drug monograph regulations.

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o
Products classified as dietary supplements (e.g., Centrum and Caltrate products), which are “foods” under U.S. law, are subject to regulatory oversight by the Center for Food Safety and Applied Nutrition (CFSAN), an agency of the FDA. Dietary supplements can be legally marketed without FDA review and approval of documentation. However, the manufacturer is responsible for ensuring that (i) the products are safe, (ii) the claims made about the products are not false or misleading and (iii) the products comply with all applicable FDA regulations.

o	Products classified as personal care products (e.g., Chapstick) do not require regulatory approval.

Outside of the U.S., most of our Consumer Healthcare products require review and approval by the local competent authority in each country in which they are marketed. This includes OTC products as well as dietary supplements, which in some markets are considered registered medicines according to local regulations. Prior to marketing each product, we develop product information and create pre-approval dossiers that are submitted to the local authorities in each market for review and approval. These licenses-to-market require periodic renewal in many markets, and all changes to the product are documented and submitted for review and approval throughout the lifecycle of the product.

We can disaggregate research and development expense for Consumer Healthcare by therapeutic category (e.g., analgesics, respiratory products, dietary supplements, personal care, etc.); however, these amounts are not significant to Pfizer’s total research and development spending and, therefore, would not assist a reader, in any meaningful way, in understanding Pfizer’s total research and development expenses.

●	Animal Health products are regulated by one of three separate U.S. agencies:

o	Pharmaceutical products are regulated under the jurisdiction of the Food and Drug Administration (FDA).

o	Vaccines are regulated by the U.S. Department of Agriculture (USDA).

o	Pesticides are regulated by the Environmental Protection Agency (EPA).

While the requirements for each class of products vary, the consistent element is the obligation to file data from controlled studies confirming product safety, product efficacy and manufacturing standards.

Outside of the U.S., product applications are submitted for review and approval to the appropriate country regulatory authority.

There are generally five stages associated with the R&D process within Animal Health:

o	Discovery – idea exploration and proof-of-concept

o	Early-Development – formulation development and scale-up

o	Mid-Development – execution of pivotal clinical trials and transfer to manufacturing

o	Late-Development – agency filing and registration in primary market

o	In-Line Development – product lifecycle management and registration in secondary markets

Confidential Treatment Requested by Pfizer Inc.

Currently, we have 35 projects in discovery, 89 projects in early/mid/late development and 137 projects related to in-line development.

We can disaggregate research and development expense for Animal Health by research stage and by therapeutic area, however, these amounts are not significant to Pfizer’s total research and development spending and, therefore, would not assist a reader, in any meaningful way, in understanding Pfizer’s total research and development expenses.

●	Nutrition products are also regulated. The type and extent of regulation varies by country. Note: We do not sell Nutrition products in the U.S.

o
Many of our markets require prior approval by the local Ministry of Health (MOH) for new labels and for new formulas. We are required to submit samples of the formulas along with documentation from various safety and manufacturing functions, such as medical, quality assurance, manufacturing, etc. Timing for the approval varies from a few weeks to a year or more, depending on the country.

o	In addition to the formula itself, approval is often required for any label claims (e.g., “contains DHA and AA to support brain development”).

o	In the European Union (EU), the contents of the formula must comply with EU Regulations and label claims.

o
In some cases, the market is a “non-registration” market, meaning that government approval is not necessary to launch a new formula. However, there is a risk that authorities may later take products from the shelves and inspect the labels and/or test the contents.

Since Nutrition products are not sold in the U.S., such products are not subject to FDA regulation and oversight. However, in some instances, we may choose to file with the FDA for a GRAS, a designation meaning “generally recognized as safe.” We file with the FDA for an ingredient if we think that the GRAS designation may facilitate approval in another market.

We can disaggregate research and development expense for Nutrition by research phase: discovery, clinical and new product development; however, these amounts are not significant to Pfizer’s total research and development spending and, therefore, would not assist a reader, in any meaningful way, in understanding Pfizer’s total research and development spending.

●
The majority of Capsugel’s business consists of the sale of empty hard capsules. The empty capsules are inactive excipients, and for the U.S. business, Capsugel maintains with the FDA Type IV drug master files for the empty capsules it sells. A part of Capsugel's R&D involves manufacture of regulated drug product under contract to Capsugel's customers for use in clinical trials and such activity is carried out within the guidelines of the FDA in the U.S. and within appropriate guidelines worldwide. None of this activity is carried out for drug products that are intended for trials or marketing by Capsugel. The preparation of clinical supplies represents a small proportion of Capsugel's R&D.

Confidential Treatment Requested by Pfizer Inc.

Capsugel can disaggregate its research and development spending into engineering versus chemical/product; however, these amounts are not significant to Pfizer’s total research and development spending and, therefore, would not assist a reader, in any meaningful way, in understanding Pfizer’s total research and development expenses.

●
Research and development expenses incurred during 2010 and 2009 by segment; Additionally, please clarify why you do not provide information surrounding research and development activities relating to the Diversified segment;

In 2010 and 2009, our Research and Development costs by segment were as follows:

(MILLIONS OF DOLLARS)	2010		2009
Biopharmaceutical	$8,382	89%	$7,108	91%
Diversified	489	5	329	4
Corporate/Other	542	6	408	5
Total	$9,413	100	$7,845	100

For the Staff’s reference, the R&D spending in Corporate/Other represents unallocated costs, primarily information technology, stock-based compensation, facility costs and, as applicable, unallocated accrued R&D milestone payments.

As our Diversified segment only accounts for about 5% of total R&D expense, this information would not assist a reader, in any meaningful way, in understanding Pfizer’s total research and development expenses. Accordingly, we do not provide information about these activities in our Financial Report.

Further, in addition to the quantitative assessment of the R&D spending of the Diversified segment in relation to our income statement and cash flows, we have evaluated the qualitative importance of disclosing additional information about these Diversified research and development programs. In the first sentence under Part I, Item 1, “Business” of our 2010 Annual Report on Form 10-K, we state that Pfizer Inc. is a “research-based, global biopharmaceutical company.” The core of Pfizer’s operations is biopharmaceutical science and therefore we believe that disclosure about our biopharmaceutical pipeline is substantively more important to a reader’s understanding of our business.

●
For each segment requiring FDA approval, the breakout of research and development expense incurred during 2010, if practicable, by development phase (i.e. preclinical, phase 1, phase 2, phase 3) and by therapeutic class;

As discussed above, the research and development spending in our Diversified segment is not material, so our response here is focused on our Biopharmaceutical segment.

We do not disaggregate our research and development spending by development phase or by therapeutic class, and we do not have this information available, as we do not manage our operations by development phase or by therapeutic area. More specifically, our systems are not designed in a manner that would permit us to capture costs by therapeutic area or by phase. In order to generate these details (spending by phase or therapeutic area), we would be required to create new systems, alter existing ones or create an offline system, likely at great difficulty and expense. All of these alternatives would involve significant allocations and estimations, which are not sufficiently reliable to include as part of historical financial results.

Confidential Treatment Requested by Pfizer Inc.

Because of the size and complexity of Pfizer’s research and development organizations, we manage our research and development spending through a number of matrix organizations – Business Units, Research Units and platform services:

●
Our Business Units are generally organized by customer (Primary Care, Specialty Care, Oncology and Established Products) and one is organized by geographic area (Emerging Markets). These Business Units, with the exception of the Emerging Markets geographic-area unit and Established Products business unit, have responsibility for research and development assets that have achieved proof-of-concept.

●
Our Research Units can be arranged by discipline, location or leadership (e.g., Neuroscience and Inflammation/Immunology are Research Units as are Asia and Sandwich, UK and as are CovX and Rinat, two recently acquired companies.) These Research Units have responsibility for research and development assets that have not yet achieved proof-of-concept.

●
The platform services organizations comprise science-based organizations like Pharmaceutical Sciences, Chemistry, Drug Safety, and Development Operations, which provide technical expertise to the Research Units and Business Units, and non-science functions, such as Facilities, Business Technology and Finance.

Consequently, as our research and development operations are managed and split by a matrix of different elements, none of which is solely based on therapeutic area or phase of development, we do not have our research and development spending broken down by therapeutic area or development phase.

We would like to note that we do not believe that providing research and development spending in these ways would be beneficial to the readers of our financial statements or affect the decisions made by those users for the following reasons:

●	We do not manage the business of research and development in such ways (development phase or therapeutic class).

o	We manage research and development spending holistically and make adjustments as conditions change.

For example, within a Research Unit, we can rapidly redeploy efforts between various projects as necessary because the workforce is a cohesive unit with similar skills, expertise and/or focus. Similarly, the use of platform service organizations allows us to quickly migrate resources to targets in any phase of development or in any therapeutic area, allowing us to respond quickly as conditions change.

o
Based on the above, we believe that any prior period information about research and development spending by phase and/or therapeutic area would not necessarily be representative of future spending since much of our spending occurs in platform services where our resources can migrate quickly.

●	We believe that discussions of outcomes and risks are most meaningful to investors - that is, information about compounds and pipeline and the associated risks:

o
We believe that we appropriately disclose the outcomes of our research and development operations by providing timely information about the status of our pipeline, including the successful progression of compounds through the process or, alternatively, delays in or the discontinuation of programs in our periodic SEC reports. A detailed discussion of these matters is found in the “Product Developments––Biopharmaceutical” section of our 2010 Financial Review on pages 28 to 32.

Confidential Treatment Requested by Pfizer Inc.

o
We believe that we appropriately disclose the risks of our industry, including with respect to research and development, by providing a comprehensive discussion of our operating environment and of the risk factors associated with our industry and company. These discussions are found in the “Our Operating Environment” and “Forward-Looking Information and Factors That May Impact Future Results” sections of our 2010 Financial Review and in the “Risk Factors” section of our 2010 Form 10-K.

●	For those late phase development projects on pages 29 to 31, please tell us the following:

o	The projects pending FDA approval at December 31, 2010 and 2009 but are not listed in the tables on pages 29 and 30 and why.

For projects pending FDA approval at December 31, 2010 and 2009, but that are not listed in the tables on pages 29 and 30, the table below presents those projects and the reason for the exclusion. We have also referenced the associated disclosures that were provided in our 2010 Financial Report.

PROJECT	REASON FOR EXCLUSION
Lyrica for Generalized Anxiety Disorder (Monotherapy)	NDA was withdrawn in December 2010. Appropriate language is noted below the table in our 2010 Annual Report on Form 10-K.
Extract from 2010 Financial Report (page 30): “The Lyrica NDA for monotherapy treatment of GAD was withdrawn in December 2010.”
Fablyn (lasofoxifene) for Treatment of osteoporosis	NDA was withdrawn, and we are exploring options for Fablyn, including but not limited to out-licensing or sale. Appropriate language is noted below the table in our 2010 Annual Report on Form 10-K.

Extract from 2010 Financial Report (page 30):
“The NDAs for Fablyn (lasofoxifene) for the prevention and treatment of osteoporosis in post-menopausal women and for the treatment of vulvar and vaginal atrophy have been withdrawn. We are exploring strategic options for Fablyn, including but not limited to out-licensing or sale.”

Thelin for Treatment of pulmonary arterial hypertension (PAH)
In December 2010, we voluntarily withdrew Thelin from the markets where it is approved. We also discontinued clinical studies of Thelin worldwide.
Appropriate language is noted below the table in our 2010 Annual Report on Form 10-K.

Extract from 2010 Financial Report (page 30):
“In December 2010, in the interest of patient safety, we voluntarily withdrew Thelin for the treatment of PAH in markets where it is approved. In addition, we discontinued clinical studies of Thelin worldwide for the treatment of PAH.”

Confidential Treatment Requested by Pfizer Inc.

o	Why the tables on page 31 do not appear to include all of the 24 programs in Phase III indicated on page seven of the Form 10-K.

We wish to advise the Staff that the term “program” is not interchangeable with “product” or “candidate” as there can be multiple programs within a product or candidate listing. In the future, we will modify the language in our 10-K to refer to products/candidates in order to conform to the presentation in our Financial Review.

For reference, the tables below have been modified from the tables included in our 2010 Financial Review on page 31 to show the “program” count by “product” and by “candidate:”

Late-stage clinical trials for additional uses and dosage forms for in-line products:
NUMBER OF PROGRAMS	PRODUCT	INDICATION
1	Eraxis/Vfend Combination	Aspergillosis fungal infections
3	Lyrica	Epilepsy monotherapy; central neuropathic pain due to spinal cord injury; peripheral neuropathic pain
	Revatio(a)	Pediatric PAH
1	Sutent	Adjuvant renal cell carcinoma
1	Torisel	Renal cell carcinoma
1	Zithromax/chloroquine	Malaria
7	SUBTOTAL
(a)	Revatio Pediatric PAH––we traditionally do not include pediatric indications in the Pfizer external pipeline.

New drug candidates in late-stage development in the U.S.:
NUMBER OF PROGRAMS	CANDIDATE	INDICATION
3	Apixaban
For the prevention and treatment of venous thromboembolism and prevention of stroke in patients with atrial fibrillation, which is being developed in collaboration with Bristol-Myers Squibb Company (BMS)

1	Aprela (Bazedoxifene-conjugated estrogens)	A tissue-selective estrogen complex for the treatment of menopausal vasomotor symptoms
1	Axitinib	Oral and selective inhibitor of vascular endothelial growth factor (VEGF) receptor 1, 2 and 3 for the treatment of advanced renal cell carcinoma
1	Bapineuzumab
A beta amyloid inhibitor for the treatment of Alzheimer's disease being developed in collaboration with Janssen Alzheimer Immunotherapy Research & Development, LLC (Janssen AI), a subsidiary of Johnson & Johnson

1	Bosutinib	An Abl and src kinase inhibitor for the treatment of chronic myelogenous leukemia
1	Crizotinib (PF-02341066)	An oral ALK and c-Met inhibitor for the treatment of advanced non-small-cell lung cancer

Confidential Treatment Requested by Pfizer Inc.

New drug candidates in late-stage development in the U.S.:
NUMBER OF PROGRAMS	CANDIDATE	INDICATION
2	Dimebon (latrepirdine)	A novel mitochondrial protectant and enhancer being developed in collaboration with Medivation, Inc., for the treatment of Alzheimer's disease and Huntington's disease
1	Inotuzumab ozogamicin	An antibody drug conjugate, consisting of an anti-CD22 monotherapy antibody linked to a cytotoxic agent, calicheamycin, for the treatment of aggressive Non-Hodgkin's Lymphoma
1	Moxidectin	Treatment of onchocerciasis (river blindness)
1	Neratinib	A pan-HER inhibitor for the treatment of breast cancer
1	PF-0299804	A pan-HER tyrosine kinase inhibitor for the treatment of advanced non-small-cell lung cancer
1	Tanezumab	An anti-nerve growth factor monoclonal antibody for the treatment of pain (on clinical hold)
2	Tofacitinib (formerly Tasocitinib (CP-690,550))	A JAK kinase inhibitor for the treatment of rheumatoid arthritis and psoriasis
17	SUBTOTAL
24	TOTAL

o	The month and the year that each project listed on page 31 entered Phase III;

For the projects listed on page 31 of our 2010 Financial Review, in the tables below, we have shown the month and year that each project entered Phase III; that is, the month and year during which we achieved “first subject, first dose.” The amount of time that a compound spends in Phase III will be specific to that compound and is not necessarily indicative of whether a compound will be filed with and ultimately approved by applicable regulatory authorities.

Also, all of the following information is publicly available as “first subject, first dose” is a critical milestone and we disclose information about our Phase III candidates in our periodic SEC reports.

Late-stage clinical trials for additional uses and dosage forms for in-line products:
Phase 3 Start Month/Year	PRODUCT	INDICATION
July 2008	Eraxis/Vfend Combination	Aspergillosis fungal infections
August 2006	Lyrica	Epilepsy monotherapy
June 2002	Lyrica	Central neuropathic pain due to spinal cord injury
April 2005	Lyrica	Peripheral neuropathic pain
August 2003	Revatio(a)	Pediatric PAH
September 2007	Sutent	Adjuvant renal cell carcinoma
April 2008	Torisel	Renal cell carcinoma
November 2006	Zithromax/chloroquine	Malaria
(a)	Revatio Pediatric PAH––we traditionally do not include pediatric indications in the Pfizer external pipeline.

Confidential Treatment Requested by Pfizer Inc.

New drug candidates in late-stage development in the U.S.:
Phase 3 Start Month/Year	CANDIDATE	INDICATION
November 2006	Apixaban	For the prevention of venous thromboembolism, which is being developed in collaboration with Bristol-Myers Squibb Company (BMS)
May 2008	Apixaban	For the treatment of venous thromboembolism, which is being developed in collaboration with Bristol-Myers Squibb Company (BMS)
December 2006	Apixaban	For the prevention of stroke in patients with atrial fibrillation, which is being developed in collaboration with Bristol-Myers Squibb Company (BMS)
April 2002	Aprela (Bazedoxifene-conjugated estrogens)	A tissue-selective estrogen complex for the treatment of menopausal vasomotor symptoms
September 2008	Axitinib	Oral and selective inhibitor of vascular endothelial growth factor (VEGF) receptor 1, 2 & 3 for the treatment of advanced renal cell carcinoma
December 2007	Bapineuzumab
A beta amyloid inhibitor for the treatment of Alzheimer's disease being developed in collaboration with Janssen Alzheimer Immunotherapy Research & Development, LLC (Janssen AI), a subsidiary of Johnson & Johnson

February 2008	Bosutinib	An Abl and src kinase inhibitor for the treatment of chronic myelogenous leukemia
February 2010	Crizotinib (PF-02341066)	An oral ALK and c-Met inhibitor for the treatment of advanced non-small-cell lung cancer
November 2008	Dimebon (latrepirdine)	A novel mitochondrial protectant and enhancer being developed in collaboration with Medivation, Inc., for the treatment of Alzheimer's disease
July 2009	Dimebon (latrepirdine)	A novel mitochondrial protectant and enhancer being developed in collaboration with Medivation, Inc., for the treatment of Huntington's disease
February 2011	Inotuzumab ozogamicin	An antibody drug conjugate, consisting of an anti-CD22 monotherapy antibody linked to a cytotoxic agent, calicheamycin, for the treatment of aggressive Non-Hodgkin's Lymphoma
November 2008	Moxidectin	Treatment of onchocerciasis (river blindness)
December 2008	Neratinib	A pan-HER inhibitor for the treatment of breast cancer
December 2009	PF-0299804	A pan-HER tyrosine kinase inhibitor for the treatment of advanced non-small-cell lung cancer
November 2008	Tanezumab	An anti-nerve growth factor monoclonal antibody for the treatment of pain (on clinical hold)
February 2009	Tofacitinib (formerly Tasocitinib (CP-690,550))	A JAK kinase inhibitor for the treatment of rheumatoid arthritis
September 2010	Tofacitinib (formerly Tasocitinib (CP-690,550))	A JAK kinase inhibitor for the treatment of psoriasis

Confidential Treatment Requested by Pfizer Inc.

o	The projects in phase III at December 31, 2009 not listed in the tables on page 29 to 31 and why.

The table below lists the projects in Phase III that are not included in the tables on page 29 to 31 of our 2010 Financial Review, along with the reason for exclusion and the date that the exclusion was publicly disclosed:

PROJECT	REASON FOR EXCLUSION	METHOD AND DATE OF DISCLOSURE
Celebrex for Acute gouty arthritis	Development discontinued	Disclosure: Removed indication from Late-stage clinical trials for additional uses and dosage forms for in-line products table in our Form 10-Q filed on May 13, 2010.
Lyrica for Restless Legs Syndrome	Development discontinued	Disclosure: Removed indication from Late-stage clinical trials for additional uses and dosage forms for in-line products table of our Form 10-Q filed on May 13, 2010.
Lyrica for Post Operative Pain	Development discontinued	Disclosure: Removed indication from Late-stage clinical trials for additional uses and dosage forms for in-line products table of the Form 10-K filed on February 28, 2011.
Prevnar/Prevenar 13 Adult	U.S. submission filed - 12/10	Disclosure: 2010 10-K, filed on February 28, 2011 (Financial Review, p. 29).
Macugen for Diabetic Macular Edema	EU submission filed - 6/10	Disclosure: 2010 10-K, filed on February 28, 2011 (Financial Review, p. 30). Initially moved to EU regulatory submission table in our Form 10-Q filed on August 12, 2010 (p. 40).
Sutent for Breast Cancer	Development discontinued
Disclosure: Press release issued on March 11, 2010 and 2010 10-K, filed on February 28, 2011 (Financial Review, p. 31).  Discontinuance previously disclosed in our Form 10-Q filed on May 13, 2010 (p. 36).

Sutent for Non-Small Cell Lung Cancer	Development discontinued
Disclosure:  Press release issued on August 23, 2010 and 2010 10-K, filed on February 28, 2011 (Financial Review, p. 31). Discontinuance previously disclosed in our Form 10-Q filed on November 12, 2010 (p. 42).

Sutent for Prostate Cancer	Development discontinued
Disclosure:  Press release issued on September 27, 2010 and 2010 10-K, filed on February 28, 2011 (Financial Review, p. 31). Discontinuance previously disclosed in our Form 10-Q filed on November 12, 2010 (p. 42).

Sutent for Liver Cancer	Development discontinued
Disclosure:  Press release issued on April 22, 2010 and 2010 10-K, filed on February 28, 2011 (Financial Review, p. 31). Discontinuance previously disclosed in our Form 10-Q filed on May 13, 2010 (p. 36).

Apixaban for Acute Coronary Syndrome	Development discontinued	Disclosure: Press release issued on November 18, 2010 and 2010 10-K, filed on February 28, 2011 (Financial Review, p. 32).
Figitumumab (CP-751871)	Development discontinued
Disclosure: Press release issued on March 11, 2010 and 2010 10-K, filed on February 28, 2011 (Financial Review, p. 32). Discontinuance previously disclosed in our Form 10-Q filed on May 13, 2010 (p. 37).

o	The significant patents associated with each late phase development project listed in the tables on page 29 to 31 and their expiration dates.

In a table on page 9 of Part I, Item 1. “Business––Patents and Intellectual Property Rights” in our 2010 Form 10-K, we disclose the patent rights that we consider to be the most significant in relation to our business as a whole, together with the year in which the U.S. basic product-patent expires (including where applicable, the additional six-month pediatric exclusivity period).

Confidential Treatment Requested by Pfizer Inc.

In response to the Staff’s comment, the tables below present the most significant patent rights for the products and clinical candidates listed in the tables on pages 29 to 31 of our 2010 Financial Review, together with the year in which the basic product patent or patent application expires (including, where applicable, the additional six-month pediatric exclusivity period).

With respect to certain clinical candidates in the tables below, we have provided the "current projected expiration date", which is the expiration date currently set forth in the applicable patent. We would point out, however, that, for products that have not yet been approved, it is possible that the patent expiration date could be extended for up to five years under 35 USC 156.

Recent FDA approvals:
PRODUCT	PATENT INFORMATION	DATE
Prevnar 13 Infant	● U.S. patent applications are pending. If allowed, such applications are projected to have an expiration date of March 2026.	2026

Pending U.S. new drug applications (NDA) and supplemental filings:
PRODUCT	PATENT INFORMATION	DATE
tafamidis meglumine	● U.S. Patent 7214695––current projected expiration date––April 2024.	2024
Prevnar 13 Adult	● U.S. patent applications are pending. If allowed, such applications are projected to have an expiration date of March 2026.	2026
Taliglucerase alfa	● U.S. patent applications are pending. If allowed, such applications are projected to have an expiration date of February 2024.	2024
Sutent	● Consistent with information provided in Pfizer’s 10-K filing, patents are listed in FDA’s Orange Book that have an expiration date of February 2021.	2021
Genotropin
● Generic versions of Genotropin are available in the U.S. Various U.S. patent applications are pending that may relate to the Mark VII multi-dose disposable device that is being developed in association with this product.
		N/A
Celebrex	● Consistent with information provided in Pfizer’s 10-K filing, patents are listed in FDA’s Orange Book that have an expiration date of May 2014.	2014
Geodon	● Consistent with information provided in Pfizer’s 10-K filing, a patent is listed in FDA’s Orange Book that has an expiration date of March 2012.	2012
Spiriva	● Pfizer currently has marketing rights until April 2014. ● Several patents are listed in FDA’s Orange Book with expiration dates ranging from December 2012 until March 2023.	2014 (a)
Zmax	● Generic versions of Zithromax are available in the U.S. ● A U.S. patent application related to Zmax is pending. If allowed, such application is projected to have an expiration date of May 2017.	2017
Viviant	● U.S. Patent 6479535––current projected expiration date––May 2019.	2019
Pristiq	● The FDA Orange Book lists patents having an expiration date of February 2022.	2022
Vfend	● A generic version of Vfend is currently available in the U.S.	N/A
(a)	Pfizer currently has marketing rights until April 2014.

Confidential Treatment Requested by Pfizer Inc.

Regulatory approval and filings in the EU and Japan:
PRODUCT	PATENT INFORMATION	DATE
Sutent	● European patent 1255752 expires July 2021. The expiration date includes the benefit of supplementary protection certificates which have been granted in those European jurisdictions where this patent is in force.	2021
Prevenar 13 Adult	● European patent application number EP1868645 is currently pending. This patent application, if granted, would have an expiration date of May 2026.	2026
Taliglucerase alfa	● European patent application number 1618177 is currently pending. This application, if granted, would have an expiration date of February 2024.	2024
Lyrica	● Japanese patent 3693258 has an expiration date of April 2022 which includes a patent term extension.	2022
Xalatan	● European patent 364417 expires July 2011. The expiration date includes the benefit of supplementary protection certificates which have been granted in those European jurisdictions where this patent is in force. Pediatric extensions are also being pursued.	2011
Torisel	● Japanese patent JP3725901 expires April 2015. This date may be extended if a currently pending patent term extension application is granted.	2015
Genotropin	● No European patents or patent applications that would provide exclusivity for this product are pending or in force.	N/A
Viviant	● Japanese patent 4093611 has an expiration date of August 2019 which includes a patent term extension.	2019
atorvastatin calcium	● European patent 247633 has an expiration date of November 2011 which includes the benefit of supplementary protection certificates in most European jurisdictions where this patent is in force. Pediatric extensions are also being pursued.	2011
tafamidis meglumine	● European patent 1587821 has an expiration date of December 2023.	2023
Macugen	● European patent 957929 expires January 2021. The expiration date includes the benefit of supplementary protection certificates which have been granted in those European jurisdictions where this patent is in force.	2021
Genotropin	● No Japanese patents or patent applications that would provide exclusivity for this product are pending or in force.	N/A
Lyrica	● Japanese patent 3693258 has an expiration date of April 2022 which includes a patent term extension.	2022
Revatio	● European patent 463756 expires June 2013. The expiration date includes the benefit of supplementary protection certificates which have been granted in those European jurisdictions where this patent is in force.	2013
Apixaban	● European patent 1427415 has an expiration date of September 2022.	2022
Xalacom	● The Japanese patents covering this product have expired.	N/A
Prevenar 13 Infant	● Japanese patent applications numbers 2008535838 and 2009161567 are currently pending. These applications, if granted, would have an expiration date of March 2026.	2026
Xiapex	● The following European patents and patent applications are currently pending. Each application, if granted, would expire in March 2018. ● United Kingdom patent number 2323530 ● French patent number 2772273 ● Swedish patent number 522723 ● German application 19813748.6 ● Danish application 199800403	2018
Toviaz	● Japanese patent JP3929702 has an expiration date of May 2019	2019

Confidential Treatment Requested by Pfizer Inc.

The tables below list the most significant U.S. patent information; however corresponding patent filings have also been completed in several jurisdictions outside the U.S. for the clinical candidates listed below. In certain cases, such patent filings may be done in over 100 countries including the U.S.

Late-stage clinical trials for additional uses and dosage forms for in-line products:
PRODUCT	PATENT INFORMATION	DATE
Eraxis/Vfend Combination	● Eraxis is protected by U.S. Patent 5965525 which has an expiration date of February 2020. A generic version of Vfend is currently available in the U.S.	2020
Lyrica	● Consistent with information provided in Pfizer’s 10-K filing, patents are listed in FDA’s Orange Book that have an expiration date of December 2018.	2018
Revatio	● The FDA Orange Book lists a U.S. patent that has a current projected expiration date of May 2012.	2012
Sutent	● Consistent with information provided in Pfizer’s 10-K filing, patents are listed in FDA’s Orange Book that have an expiration date of February 2021.	2021
Torisel	● U.S. Patent 5362718––current projected expiration date––April 2014.	2014
Zithromax/ chloroquine	● Generic versions of Zithromax are available in the U.S. ● A U.S. patent related to the Zithromax/chloroquine product is not being pursued.	N/A

New drug candidates in late-stage development in the U.S.:
PRODUCT	PATENT INFORMATION	DATE
Apixaban	● U.S. Patent 6967208––current projected expiration date––February 2023.	2023
Aprela (Bazedoxifene-conjugated estrogens)	● U.S. Patent 6479535––current projected expiration date––May 2019. A U.S. patent term extension will likely be pursued following approval of this product, if the product is approved.	2019
Axitinib	● U.S. Patent 6534524––current projected expiration date––June 2020. A U.S. patent term extension will likely be pursued following approval of this product, if the product is approved.	2020
Bapineuzumab	● U.S. Patent 7189819––current projected expiration date––November 2023. A U.S. patent term extension may be pursued following approval of this product, if the product is approved.	2023
Bosutinib	● A U.S. reissue of U.S. Patent 6297258 is currently pending––current projected expiration date––November 2019. A U.S. patent term extension will likely be pursued following approval of this product, if the product is approved.	2019
Crizotinib (PF-02341066)	● U.S. Patent 7858643––current projected expiration date––October 2029.	2029
Dimebon (latrepirdine)	● U.S. Patent 6187785––current projected expiration date––October 2016. A U.S. patent term extension may be pursued following approval of this product, if the product is approved.	2016

Confidential Treatment Requested by Pfizer Inc.

New drug candidates in late-stage development in the U.S.:
Inotuzumab ozogamicin	● A U.S. patent application related to this product is currently pending. If allowed, such application is currently projected to have an expiration date of May 2023.	2023
Moxidectin	● U.S. patents related to the use of this product for the treatment of river blindness are not being pursued.	N/A
Neratinib	● U.S. Patent 7399865––current projected expiration date––December 2025. A U.S. patent term extension will likely be pursued following approval of this product, if the product is approved.	2025
PF-0299804	● U.S. Patent 7772243––current projected expiration date––August 2028. A U.S. patent term extension may be pursued following approval of this product, if the product is approved.	2028
Tanezumab	● U.S. Patent 7449616––current projected expiration date––December 2024. A U.S. patent term extension will likely be pursued following approval of this product, if the product is approved.	2024
Tofacitinib (formerly Tasocitinib (CP-690,550))	● U.S. Patent 6627754––current projected expiration date––December 2020. A U.S. patent term extension will likely be pursued following approval of this product, if the product is approved.	2020

In some instances, there are later-expiring U.S. patents or patent applications relating to the above products and clinical candidates directed to particular forms or compositions of the drug, or to methods of manufacturing, or using the drug in the treatment of particular diseases or conditions.  However, in some cases, such patents may not protect the Company’s drug from generic competition after the expiration of the basic patent.

Financial Condition, Liquidity and Capital Resources, page 41

3.
Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, please provide us proposed disclosure to be included in future periodic filings that include a discussion of the amount of cash and investments that are currently held by your foreign subsidiaries and the impact of repatriating the undistributed earnings of foreign subsidiaries. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response

In response to the Staff’s comment, we respectfully provide the following information:

We believe that our disclosures provided in the Financial Condition, Liquidity and Capital Resources section of our 2010 Financial Review comprehensively address the requirements specified in Item 303(a)(1) of Regulation S-K and the guidance provided in Section IV of SEC Release 33-8350.  Specifically,

●	With respect to undistributed earnings of foreign subsidiaries, as stated in the Notes to Consolidated Financial Statements––Note 7C. Taxes on Income: Deferred Taxes,

(i)
we have provided $9.5 billion in deferred taxes on earnings that we plan to repatriate; as such, since the liability is recorded in our financial statements, we do not believe that discussion of this amount is necessary in our discussion of liquidity; and

(ii)	deferred income taxes have not been established on undistributed earnings of foreign subsidiaries of $48.2 billion since those earnings are intended to be permanently reinvested.

Confidential Treatment Requested by Pfizer Inc.

Because we intend to permanently reinvest those earnings, (i) we do not believe it is practical for us to compute any potential tax impact (as explained further in our response to Comment 7 below) and (ii) we do not believe that the potential tax impact which would be based on an assumption of a repatriation (which is not our current intent) represents “a known trend, demand, commitment, event or uncertainty” that will, or is currently reasonably likely, to materially impact our liquidity for the foreseeable future (that is, in the short term and the foreseeable long term).

Further, we are concerned that a disclosure of a hypothetical, potential, and unplanned tax impact could be misunderstood by users of our financial statements and might be misleading, as it is not our current intention to repatriate the $48.2 billion in unremitted earnings.

●
With respect to the amount of cash and investments that are currently held by our foreign subsidiaries, we regularly monitor the mix of domestic and international cash flows and do not believe that such information represents “a known trend, demand, commitment, event or uncertainty” that will, or is currently reasonably likely, to materially impact our liquidity for the foreseeable future (that is, in the short term and the foreseeable long term), due to our significant operating cash flows, financial assets, access to capital markets, and substantial undrawn committed lines of credit and revolving credit agreements in the U.S. (approximately $7 billion through 2013).

However, in consideration of the Staff’s comment, we propose to provide the following additional disclosure in future periodic reports, commencing with the first such report after we receive the Staff’s concurrence with our proposed approach:

In the Financial Condition, Liquidity and Capital Resources section of Management’s Discussion and Analysis we would provide the following disclosure:

“International Operations
A significant portion of our operations are conducted outside of the U.S., and those operations generate a significant amount of earnings. When amounts earned overseas are expected to be permanently reinvested outside of the U.S., no accrual for U.S. taxes is required.

We regularly monitor the mix of domestic and international cash flows (both inflows and outflows) as part of our ongoing liquidity assessments.

Due to our significant operating cash flows, financial assets, access to capital markets, and substantial undrawn committed lines of credit and revolving credit agreements in the U.S. (approximately $7 billion through 2013), we continue to believe that we have the ability to meet both our domestic and international liquidity needs for the foreseeable future.”

Confidential Treatment Requested by Pfizer Inc.

Notes to Consolidated Financial Statements

3. Other Significant Transactions and Events
B. Asset Impairment Charges, page 65

4.
Please provide us proposed disclosure to be included in future periodic filings disaggregating the $1.8 billion impairment charge in 2010 to identify the amount associated with each specific asset. Refer to ASC 360-10-50-2.

Response

In consideration of the Staff’s comment, we propose to provide the following modified disclosure in future periodic reports, commencing with our first quarterly report where the $1.8 billion impairment charge, or a significant portion thereof, is reflected in the prior periods presented:

In our Footnote on Other Significant Transactions and Events: Asset Impairment Charges, marked for the additional disclosure added:

“We recorded impairment charges of $[1.8] billion in 2010 related to intangible assets that were acquired as part of our acquisition of Wyeth which include (i) approximately [$900] million of IPR&D assets, primarily Prevnar/Prevenar 13 Adult, a compound for the prevention of pneumococcal disease in adults and Neratinib, a compound for the treatment of breast cancer; (ii) approximately [$700] million of indefinite-lived brands, primarily Third Age, a group of infant formulas, and Robitussin, a cough suppressant; and (iii) approximately [$200] million of developed technology rights, primarily Protonix, a product that treats gastroesophageal reflux disease.

These impairment charges result from our updated estimate of the fair value of these assets, which was based upon updated forecasts, compared with their assigned fair values as of the Wyeth acquisition date, October 15, 2009. Our updated forecasts of net cash flows for the impaired assets, reflect, among other things, the following: for IPR&D assets, the impact of changes to the development programs, the projected development and regulatory timeframes and the risk associated with these assets; for Brand assets, the current competitive environment and planned investment support; and, for Developed Technology Rights, an increased competitive environment.”

For the Staff’s reference, the specific products mentioned account for approximately 76% of the $1.8 billion impairment charge. The remainder of the charge relates to ten other assets.

7. Taxes on Income
A. Taxes on Income, page 70

5.
The disclosure on page 70 states in several places related to 2009 and 2010 income taxes “certain business decisions in connection with our acquisition of Wyeth.” Provide us proposed disclosure to be included in future periodic filings to explain the effect of the decisions on income taxes and the effects of repatriation of certain overseas funds of Wyeth on income taxes (page 19) if any.

Confidential Treatment Requested by Pfizer Inc.

Response

In consideration of the Staff’s comment, we propose to provide the following modified disclosure in future periodic reports, commencing with our first quarterly report where the references are appropriate:

Current disclosures on page 70 in Footnote 7A, footnotes (b) and (c) to the table disaggregating our tax provision, marked for suggested changes:

“(b)
The Federal current income tax expense in 2009 was due to increased tax costs associated with certain business decisions executed to finance the Wyeth acquisition, including the decision to repatriate certain funds earned outside of the U.S., (see Note 2C. Acquisition of Wyeth: Recording of Assets Acquired and Liabilities Assumed).

(c)	Reflects the impact of providing U.S. deferred income taxes on certain current-year funds earned outside of the U.S. that will not be permanently reinvested overseas.”

6.
You recognized $1.4 billion of income tax benefit in 2010 related to the settlement of audits of 2002––2005 for Pfizer and 2003 for Pharmacia prior to the date of merger with Pfizer. Please tell us the amount related to Pharmacia pre-merger, how you accounted for that amount and the basis for your accounting.

Response

The tax benefit derived from Pharmacia prior to the merger with Pfizer accounts for $57 million (or approximately 4%) of the $1.4 billion of income tax benefit for 2010. The reserve for the uncertain tax position was established in connection with recording the acquisition of Pharmacia on our balance sheet. As disclosed in the Notes to Consolidated Financial Statements––Note 7D. Taxes on Income: Tax Contingencies, and in accordance with ASC 805-740-45-4b and ASC 740-10-35, we recorded the associated reserve reversal in Provision for taxes on income, in our income statement, upon effective settlement with the U.S. Internal Revenue Service. The provisions of ASC 805-740-45-4b were effective prospectively from January 1, 2009, for any change in the measurement of tax-related accounts occurring after that date even if related to a business combination consummated prior to that date.

C. Deferred Taxes, page 72

7.
Please clarify for us why you believe it is not “practical” to determine the amount of unrecognized deferred tax liability related to the $48.2 billion in undistributed earnings. Refer to ASC 740-30-50-2.c. which requires disclosure of the amount of unrecognized deferred tax liability, if practicable, or a statement that determination is not practicable.

Response

In response to the Staff’s comment, we respectfully provide the following information:

As required by ASC 740-30-50-2c, and as disclosed in the Notes to Consolidated Financial Statements––Note 7C. Taxes on Income: Deferred Taxes, we have provided a statement that it is not practical for us to compute the estimated deferred tax liability on unremitted earnings that we intend to permanently reinvest overseas.

Confidential Treatment Requested by Pfizer Inc.

Our statement that “it is not practical” to do such an analysis is based on an analysis of the cost and benefit of such a calculation, given its hypothetical nature and the fact that we have no current intention to repatriate the $48.2 billion in undistributed earnings.

We believe that such an analysis would be a high-cost/low benefit undertaking as it introduces significant implementation issues beyond the complexity of calculations for expected remittances. For example,

●
In a purely hypothetical environment, there are a number of alternative possibilities for repatriation, all of which are irrelevant, as repatriation is not required given our business plans to keep these earnings permanently reinvested overseas.

●
The taxation of any repatriation is dependent on the timing and the form of the repatriation, and the specific tax laws of each jurisdiction and these tax laws may change before any future transaction occurs. Additionally, we would need to evaluate business considerations and requirements as well as local laws that may limit our ability to repatriate. Multi-jurisdictional income taxes, withholding taxes and exemptions, as well as non-tax constraints, would all have to be factored into any analysis.

●
If distributions were actually contemplated, we would expect to implement such transactions in a tax-efficient manner and therefore expect to utilize foreign tax credits generated as a result of any repatriation of these foreign earnings which, in turn, would reduce the tax cost. But, since distributions are not contemplated, estimating the availability or amount of foreign tax credits that could be generated would be an additional complexity.

12. Goodwill and Other Intangible Assets
B. Other Intangible Assets
Developed Technology Rights, page 82

8.
You disclose the more significant components of developed technology rights in order of significance but do not quantify the amount of each. Provide us proposed disclosure to be included in future periodic filings showing the relative magnitude of each identified right similar to disclosure you made in Form 10-K for December 31, 2008.

Response

In consideration of the Staff’s comment, we propose to provide the following additional disclosure in future Annual Financial Reports. For 2011, we would provide this disclosure in all our periodic SEC reports.

Confidential Treatment Requested by Pfizer Inc.

In our footnote on Goodwill and Other Intangible Assets:

“As of [our first quarterly reporting date in 2011]:

●
Our Developed Technology Rights comprise assets, as a percentage of total amortized cost, as follows: Primary Care (x%); Specialty Care (x%); Established Products (x%); Oncology (x%); Animal Health (x%) and Nutrition (x%).

●	Our Finite-Lived Brands comprise assets, as a percentage of total amortized cost, as follows: Established Products (x%); Consumer Healthcare (x%); and Animal Health (x%).

●	Our Indefinite-Lived Brands comprise assets, as a percentage of total unamortized cost, as follows: Established Products (x%); Consumer Healthcare (x%); and Nutrition (x%).

●	Our IPR&D assets comprise assets, as a percentage of total unamortized cost, as follows: Specialty Care (x%); Oncology (x%); Animal Health (x%); and Research and Development (x%).”

For the Staff’s reference, as of December 31, 2010, the associated percentages would have been as follows:

●	Developed Technology Rights – Primary Care (15%); Specialty Care (64%); Established Products (17%); Oncology (2%); Animal Health (1%) and Nutrition (1%)

●	Finite-Lived Brands – Established Products (27%); Consumer Healthcare (55%); and Animal Health (18%)

●	Indefinite-Lived Brands – Established Products (28%); Consumer Healthcare (50%); and Nutrition (22%)

●	IPR&D assets – Specialty Care (73%); Oncology (2%); Animal Health (1%) and Research and Development (24%).

In the proposed disclosure, there are no percentages for our Emerging Markets business unit as it is a geographic-area unit, not a product-based unit. The value of the assets associated with our Emerging Markets business unit is included within the assets associated with the other four Biopharmaceutical business units.

19. Legal Proceedings and Contingencies, page 98

9.
Regarding your disclosure that you cannot reasonably estimate the maximum potential exposure or range of possible loss in excess of amounts accrued for your contingencies, please tell us whether this means that you are not able to reasonably estimate the amount of loss or range of loss in excess of amounts accrued for any of your contingencies. Provide us a description of the process you undertake to determine a reasonable estimate of loss or range of loss for each contingency in excess of the amount accrued or that an estimate cannot be made. Provide us a list of the number of contingencies by length of time pending grouped by one year or less, more than one year but less than three years, more than three years but less than five years, and more than five years.

Confidential Treatment Requested by Pfizer Inc.

Response

[***]

10.	You also include separate discussion of “principal” matters pending. Please tell us the criteria you have used to deem one as a “principal” matter.

Response

Like other large, multinational companies, including those in the pharmaceutical industry, we are involved in a multitude of legal proceedings, including lawsuits and government investigations, in the U.S. and around the world. In the contingencies sections of our periodic SEC reports, we disclose information about “principal matters.” In determining whether a contingency is a “principal matter,” we consider both quantitative and qualitative factors in order to assess materiality. Specifically, in determining whether to disclose a legal proceeding in our periodic SEC reports, we consider the guidance provided in ASC 250-10-S99 (SAB Topic 1-M.) and Item 103 of Regulation S-K.

The quantitative and qualitative criteria that we use in determining whether to disclose a legal proceeding in our periodic SEC reports include, among other things, the amount of damages involved and the nature of any other relief sought in the proceeding,  if such damages and other relief are specified; our view of the merits of the claims and of the strength of our defenses; whether the action purports to be a class action and our view of likelihood that a class will be certified by the court; the jurisdiction in which the proceeding is pending; any experience that we or, to our knowledge, other companies have had in similar proceedings; whether disclosure of the action would be important to a reader of our financial statements, including whether disclosure might change a reader’s judgment about our financial statements in light of all of the information about the Company that is available to the reader; the potential impact of the proceeding on our reputation; and the extent of public interest in the matter.

In considering the quantitative significance of the amount of damages involved in a legal proceeding, we use criteria that are much lower than the threshold applicable to us under Item 103 (1).

With respect to patent matters, in determining whether to disclose a claim or action related to the validity and/or the infringement of a Pfizer patent, whether brought by or against us, or a patent-infringement claim or action brought against us, we consider, among other things, the financial significance of the product whose patent is at issue.

(1)
Under Item 103 of Regulation S-K, we are required to disclose “material pending legal proceedings.” With respect to proceedings that involve primarily a claim for damages, like most of our non-patent litigation, Item 103 provides that “No information need be given with respect to any proceeding … if the amount involved … does not exceed 10 percent of the current assets of the registrant and its subsidiaries on a consolidated basis”. Pfizer’s consolidated current assets as of December 31, 2010 are approximately $60 billion, ten percent of which is approximately $6 billion. Accordingly, our 2010 Form 10-K is required to provide disclosure of proceedings that involve primarily a claim for damages if the amount involved exceeds approximately $6 billion.

Confidential Treatment Requested by Pfizer Inc.

B. Product Litigation
Asbestos
Quigley, page 102

11.
On page 65, you disclose that you recorded $701 million and $620 million of asbestos litigation expense relating to Quigley Company in the third and fourth quarters of 2010, respectively. Please tell us why the entire amount was not recorded in the third quarter of 2010. We note that the Bankruptcy Court rendered their decision in September 2010.

Response

[***]

*            *                *

As requested, we acknowledge that:

●	Pfizer is responsible for the adequacy and accuracy of the disclosure in its periodic filings with the Commission;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	Pfizer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *                *

Please do not hesitate to contact me at 212-733-6090 with any questions or comments you may have.

Very truly yours,

/s/ Frank A. D’Amelio
Frank A. D’Amelio
Executive Vice President, Business Operations and Chief Financial Officer

cc:	Loretta V. Cangialosi
Senior Vice President and Controller

Larry P. Bradley
Partner - KPMG LLP